[MILLER & MARTIN PLLC LETTERHEAD]
December 10, 2008
Via Federal Express
Justin Dobbie, Staff Attorney
U.S. Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Trident Bancshares, Inc. Registration Statement on Form S-1 File No. 333-153313
Dear Mr. Dobbie:
     Enclosed please find three marked copies of the captioned issuer’s third pre-effective amendment to its Form S-1 (marked to highlight changes to pre-effective no. 2). With respect to your December 9, 2008 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment.
Amendment No. 2 to Form S-1
Cover Page of Prospectus
1.	Please revise the cover page of the prospectus to state the title and amount of all securities offered, including the organizer warrants, the consultant warrants and the common stock underlying the immediately exercisable warrants. Refer to Item 501(b)(2) of Regulation S-K.

Answer:	We have revised the cover page of the prospectus to state the title and amount of all securities offered. In connection with this revision we made some stylistic changes in order to limit the cover page to one page.
Exhibit 5.1
2.	Please revise the previously filed legality opinion to cover the shares of common stock underlying the immediately exercisable warrants.

Answer:	The legality opinion has been revised to cover the shares of common stock underlying immediately exercisable warrants and is being re-filed with this amendment.
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     Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form S-1 or the responses contained in this letter. We look forward to working with you during the review process.
Sincerely,
Miller & Martin PLLC

/s/ Michael P. Marshall, Jr.
MPM:eha
Enclosures
cc:   Pin Pin Chau